UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CTD HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

12642Q 10 1

(CUSIP Number)

C. E. Rick Strattan

4123 NW 46th Avenue
Gainesville, Florida

(386) 418-8060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12642Q 10 1	Schedule13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C. E. Rick Strattan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,468,385
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,468,385
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,468,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON IN

Explanatory Note: This Amendment No. 2 to Schedule 13D is being filed by the Reporting Person to correct arithmetic errors in the Schedule 13D previously filed by the Reporting Person.

CUSIP No. 12642Q 10 1	Schedule13D	Page 3 of 4 Pages

Item 1. Security and the Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D (as amended hereby, the “Schedule 13D”) is being filed by C.E. Rick Strattan (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed by the Reporting Person on October 28, 2010 with the Securities and Exchange Commission, and amended on February 24, 2014, with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of CTD Holdings, Inc., a Florida corporation (the “Issuer”). This Amendment is being filed to correct errors in the prior Schedule 13D filings, primarily as they relate to the calculation of the shares of Common Stock owned by The First Bridge University, Incorporated (“TFBU”), a tax exempt organization under Section 501(c)(3) of the Internal Revenue Code, of which the Reporting Person is the Chief Executive Officer and Chairman, and not to report any recent transactions by the Reporting Person in the Common Stock.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended and supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by restating paragraph (a) thereof as follows:

(a) The Reporting Person has designated 4,619,262 shares of Common Stock currently held of record in his name for transfer as a gift to TFBU. Except as set forth in the preceding sentence, the Reporting Person does not have any plans or proposals that would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this filing:

The Reporting Person beneficially owns 20,468,385 shares of Common Stock consisting of (i) 19,837,647 shares of Common Stock owned directly by the Reporting Person (which includes 4,619,262 shares of Common Stock designated in previous years (2000 – 2014) for transfer to TFBU); and (ii) 630,738 shares of Common Stock owned by TFBU, of which the Reporting Person is the Chief Executive Officer and Chairman. Based on 57,476,820 shares of Common Stock issued and outstanding as of August 11, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2015, the 20,468,385 shares of Common Stock beneficially owned by the Reporting Person constitute 35.6% of the Issuer’s outstanding shares of Common Stock.

(b) The Reporting Person exercises sole dispositive power with respect to the 20,468,385 shares of Common Stock beneficially owned by the Reporting Person.  Because of the arrangements described under Item 6 below, the Reporting Person may be deemed to exercise shared voting power with respect to the 20,468,385 shares of Common Stock beneficially owned by the Reporting Person.

(c) There have been no transactions by the Reporting Person in the shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Person and TFBU is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by them.

(e) Not applicable

CUSIP No. 12642Q 10 1	Schedule13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2015	/s/ C.E. Rick Strattan
C.E. Rick Strattan